                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                                      and

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               ----------------

                             Global Crossing Ltd.
                           (Name of Subject Company)

                                U S WEST, Inc.
                                   (Bidder)

                         Common Stock, $.01 Par Value
                        (Titles of Class of Securities)

                               CUSIP: G3921A100
             (CUSIP Number of Class of Securities) (Common Stock)

                                U S WEST, Inc.
                            1801 California Street
                               Denver, CO 80202
                                (303) 672-2700
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                                  Copies to:

                             Dennis J. Block, Esq.
                         Cadwalader, Wickersham & Taft
                                100 Maiden Lane
                           New York, New York 10038
                                (212) 504-6000

                           Thomas O. McGimpsey, Esq.
                                U S WEST, Inc.
                            1801 California Street
                                  Suite 5100
                               Denver, CO 80202
                                (303) 672-2712

                                 May 17, 1999
       (Date Of Event Which Requires Filing Statement On Schedule 14D-1)

                               ----------------

                           CALCULATION OF FILING FEE
===============================================================================
 Transaction
  Valuation                                        Amount of Filing Fee+
-------------------------------------------------------------------------------
$2,463,521,389                                          $492,704.28
===============================================================================
 + For the purpose of calculating the fee only, this amount assumes the purchase of 39,259,305 shares of Common Stock of Berra at $62.75 per share. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, equals 1/50 of one percent of the cash offered by the Bidder.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   N/A                 Filing Party:         N/A
Form or Registration No.: N/A                 Date Filed:           N/A

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 1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
      U S WEST, Inc.
--------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3.SEC USE ONLY
--------------------------------------------------------------------------------
 4. SOURCES OF FUNDS (SEE INSTRUCTIONS)
      BK, AF, WC, OO
--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(e) OR 2(f)                                                       [_]
--------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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 7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      39,259,305
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 8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 7 EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                       [X]
--------------------------------------------------------------------------------
 9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 7
      9.49% *
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10. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      HC, CO
--------------------------------------------------------------------------------


--------
* Pursuant to the Tender and Voting Agreement, dated as of May 16, 1999, certain parties thereto agreed to tender at least 39,259,305 shares of Common Stock beneficially owned by them in the Offer.

  This Statement relates to a tender offer by U S WEST, Inc., a Delaware corporation ("Offeror"), to purchase just below 9.5% of the shares of Common Stock, par value $.01 per share (the "Common Stock" or the "Shares"), of Global Crossing Ltd., a Company organized under the laws of Bermuda (the "Company"), at a purchase price of $62.75 per share of Common Stock (the "Offer Price") net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 1999 (the "Offer to Purchase"), and in the Letter of Transmittal relating to such Shares (which, as either may be amended or supplemented from time to time, collectively constitute the "Offer"), copies of which are filed as Exhibits hereto, respectively, and which are incorporated herein by reference. The 39,259,305 shares of Common Stock sought to be purchased pursuant to the Offer represent, to the best knowledge of the Offeror, just below 9.5% of the shares of Common Stock outstanding as of the date of the Offer. This Statement shall also constitute a Statement on Schedule 13D with respect to shares of Common Stock which Offeror may be deemed to beneficially own.

Item 1. Security and Subject Company.

  (a) The name of the subject company is Global Crossing Ltd. The address of the principal executive offices of the Company is set forth in Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact title of the class of equity securities of the Company being sought in the Offer is common stock, par value $.01 per share. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Common Stock; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a) through (d), (g) The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Offeror") of the Offer to Purchase, and in Schedule I thereto, is incorporated herein by reference.

  (e) and (f) Neither the Offeror nor, to the best of its knowledge, any of the persons listed in Schedule I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations With the Subject Company.

  (a) The information set forth in Section 11 ("Background of the Offer; Past Contacts with the Company") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts with the Company"), Section 8 ("Certain Information Concerning the Company") and Section 9 ("Certain Information Concerning the Offeror") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a) through (c) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a) through (e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts with the Company"), Section 12 ("Purpose of the Offer; Plans for the Company") and Section 13 ("The Tender Offer and Purchase Agreement") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Stock and Registration under the Exchange Act") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a) and (b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror") and Section 13 ("The Merger Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Company's Securities.

  The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts with the Company") and Section 13 ("The Tender Offer and Purchase Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in Section 9 ("Certain Information Concerning the Offeror") of the Offer to Purchase is hereby incorporated by reference.

Item 10. Additional Information.

  (a) The information set forth in Section 11 ("Background of the Offer; Past Contacts with the Company"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company") and Section 13 ("The Merger Agreement and Related Agreements") of the Offer to Purchase is incorporated herein by reference.

  (b) and (c) The information set forth in Section 16 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Common Stock and Registration under the Exchange Act") is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letters of Transmittal is incorporated herein by reference in its entirety.

Item 11. Material to be Filed as Exhibits.

  (a)(1) Offer to Purchase, dated May 21, 1999.

  (a)(2) Letter of Transmittal relating to the Common Stock.

  (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notices of Guaranteed Delivery relating to the Common Stock.

  (a)(6) Press Release issued by the Offeror and the Company on May 17, 1999.

  (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


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

  (b)(1) $1,000,000,000 Five-Year Credit Agreement, dated as of May 8, 1998, among U S WEST Capital Funding, Inc., U S WEST, Inc., USW-C, Inc., the Banks listed therein and Morgan Guaranty Trust Company of New York.

  (b)(2) $3,500,000,000 364-Day Credit Agreement, dated as of May 8, 1998, among U S WEST Capital Funding Inc., U S WEST, Inc., USW-C, Inc., the Banks listed therein and Morgan Guaranty Trust Company of New York.

  (b)(3) Amendment No. 1 to Credit Agreements, dated as of June 30, 1998, to the 364-Day Credit Agreement dated as of May 8, 1998 and the Five-Year Credit Agreement dated as of May 8, 1998 among U S WEST Capital Funding, Inc., U S WEST, Inc., the Banks listed on the signature pages thereto and Morgan Guaranty Trust Company of New York.

  (b)(4) Amended and Restated by Credit Agreement, dated as of May 7, 1999 among U S WEST Capital Funding, Inc., U S WEST, Inc. and the Banks listed on the signature pages thereof.

  (c)(1) Agreement and Plan of Merger, dated as of May 16, 1999, between Global Crossing Ltd. and U S WEST, Inc.

  (c)(2) Tender Offer and Purchase Agreement, dated as of May 16, 1999, between Global Crossing Ltd. and U S WEST, Inc.

  (c)(3) Voting Agreement, dated as of May 16, 1999, between Global Crossing Ltd. and U S WEST, Inc.

  (c)(4) Standstill Agreement, dated as of May 16, 1999, between Global Crossing Ltd. and U S WEST, Inc.

  (c)(5) Tender and Voting Agreement, dated as of May 16, 1999, between U S WEST, Inc. and each of the parties listed on the signature page thereto.

  (c)(6) Agreement, dated as of May 16, 1999, between U S WEST, Inc., Global Crossing Ltd. and each person whose name appears on the signature page thereto.

  (c)(7) Letter Agreement, dated as of May 16, 1999, between U S WEST, Inc. and Global Crossing Ltd.

  (d) None.

  (e) Not applicable.

  (f) None.

                                   SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1999
                                          U S WEST, INC.

                                                 /s/ Thomas O. McGimpsey
                                          By: _________________________________
                                            Thomas O. McGimpsey
                                            Assistant Secretary and Senior
                                             Attorney

                                 EXHIBIT INDEX

  (a)(1) Offer to Purchase, dated May 21, 1999.

  (a)(2) Letter of Transmittal relating to the Common Stock.

  (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notices of Guaranteed Delivery relating to the Common Stock.

  (a)(6) Press Release issued by the Offeror and the Company on May 17, 1999.

  (a)(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (b)(1) $1,000,000,000 Five-Year Credit Agreement, dated as of May 8, 1998, among U S WEST Capital Funding, Inc., U S WEST, Inc., USW-C, Inc., the Banks listed therein and Morgan Guaranty Trust Company of New York.

  (b)(2) $3,500,000,000 364-Day Credit Agreement, dated as of May 8, 1998, among U S WEST Capital Funding Inc., U S WEST, Inc., USW-C, Inc., the Banks listed therein and Morgan Guaranty Trust Company of New York.

  (b)(3) Amendment No. 1 to Credit Agreements, dated as of June 30, 1998, to the 364-Day Credit Agreement dated as of May 8, 1998, and the Five-Year Credit Agreement, dated as of May 8, 1998 among U S WEST Capital Funding, Inc., U S WEST, Inc., the Banks listed on the signature pages thereto and Morgan Guaranty Trust Company of New York.

  (b)(4) Amended and Restated 364-Day Credit Agreement, dated as of May 7, 1999 among U S WEST Capital Funding, Inc., U S WEST, Inc. and the Banks listed on the signature pages hereof.

  (c)(1) Agreement and Plan of Merger, dated as of May 16, 1999, between Global Crossing Ltd. and U S WEST, Inc.

  (c)(2) Tender Offer and Purchase Agreement, dated as of May 16, 1999, between Global Crossing Ltd. and U S WEST, Inc.

  (c)(3) Voting Agreement, dated as of May 16, 1999, between Global Crossing Ltd. and U S WEST, Inc.

  (c)(4) Standstill Agreement, dated as of May 16, 1999, between Global Crossing Ltd. and U S WEST, Inc.

  (c)(5) Tender and Voting Agreement, dated as of May 16, 1999, between U S WEST, Inc. and each of the parties listed on the signature page thereto.

  (c)(6) Agreement, dated as of May 16, 1999, between U S WEST, Inc., Global Crossing Ltd. and each person whose name appears on the signature page thereto.

  (c)(7) Letter Agreement, dated as of May 16, 1999, between U S WEST, Inc. and Global Crossing Ltd.

  (c)(8) Transfer Agreement, dated as of May 16, 1999, between Global Crossing Ltd. and each person whose name appears on the signature page thereto.

  (d) None.

  (e) Not applicable.

  (f) None.